Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his or her capacity as an officer of Intraware, Inc. (the "Company") that based on his or her knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended February 29, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 24, 2008

By: /s/ Peter Jackson

Name: Peter Jackson

Title: Chief Executive Officer and President

Date: April 24, 2008

By: /s/ Wendy A. Nieto

Name: Wendy A. Nieto

Title: Executive Vice President and Chief Financial Officer